Oracle Health, Inc.

910 Woodbridge Court

Safety Harbor, FL 34695

April 27, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Tim Buchmiller

Re:	Oracle Health, Inc. (the “Company”)

Offering Statement on Form 1-A

File No. 024-11356 (the “Offering Statement”)

Dear Mr. Buchmiller:

We hereby request that the U.S. Securities and Exchange Commission (the “Commission”) approve the qualification of the Offering Statement of the Company as of 4:00 PM Eastern Daylight Time on Friday, April 29, 2022.

We request that we be notified of such qualification by a telephone call to Mr. Louis A. Bevilacqua at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Bevilacqua PLLC, attention: Louis A. Bevilacqua, via email at lou@bevilacquapllc.com.

Sincerely,

Oracle Health, Inc.

By:	/s/ Jaeson Bang
Jaeson Bang
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.